February 11, 2008

Mail Stop 6010

Steven Bell
Executive Vice President of Finance and Chief Financial Officer
ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, PA 19034

Re: ReSearch Pharmaceutical Services, Inc.
      Registration Statement on Form 10-12G/A, filed February 6, 2008
      File No. 0-52981

Dear Mr. Bell:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Executive Compensation, page 24

Performance Bonuses, page 26

1.   We note that in fiscal years 2006 and 2007 you determined and awarded performance bonuses in the same manner. We also note that you disclosed the performance target fiscal year 2006, but not for fiscal year 2007. Please disclose whether a performance target was established for fiscal year 2007, and if so, please state the target. To the extent that you revise the description of your bonuses, please also amend Exhibit 10.18 accordingly.   Please also revise footnote 3 to the Plan Based Awards table on page 33 to state the targets for 2006 and 2007.

Item 15. Financial Statements and Exhibits, page 56

Notes to Consolidated Financial Statements, page F-6

2. Significant Accounting Policies, page F-6

Merger and Accounting Treatment (Unaudited), page F-6

2.   We have read your response to comment 10. Please revise your disclosure to clarify that the number of shares issued in exchange for the preferred stock and common stock warrants have not been retroactively restated. Please clarify that the shares that have been retroactively restated are based on the exchange ratio of 1.4 as per the merger agreement.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen T. Burdumy, Esq.
        Matthew McDonald, Esq.
        Drinker Biddle & Reath LLP
        One Logan Square
        18th and Cherry Streets
        Philadelphia, PA 19103